February 8, 2005

VIA EDGAR AND FACSIMILE (202)942-9527

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Sara W. Dunton and Rolaine S. Bancroft

Re:	UNIVERSAL TRUCKLOAD SERVICES, INC. Registration Statement on Form S-1, as amended (File No. 333-120510)

Dear Ladies & Gentlemen:

     Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as representative of the prospective underwriters of the proposed public offering (the "Offering”) of common stock of Universal Truckload Services, Inc. (the “Company”), hereby join in the Company’s request that the effective date for the above-referenced Registration Statement be accelerated so that it may become effective at 4:30 p.m., Washington D.C. time, on Thursday, February 10, 2005, or as soon thereafter as is practicable.

     In accordance with Rule 460 under the Securities Act, and in connection with the foregoing, please note that the undersigned have effected from January 31, 2005, through the date hereof approximately the following distribution of copies of the preliminary prospectus dated January 31, 2005, as filed with the Securities and Exchange Commission:

To Whom Distributed	Number of Copies
Prospective Underwriters	4,957
Institutions and Individuals	1,137
Other	7

Total	6,101

     The undersigned confirm that they have complied with and will continue to comply with, and that they have been informed by participating underwriters and dealers that they have complied with and will continue to comply with, Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the Offering.

Very truly yours,

STEPHENS INC.
As representative of the several underwriters

By: STEPHENS INC.

By: /s/ Gary S. Ciuba

Name: Gary S. Ciuba Title: Managing Director

February 8, 2005

VIA EDGAR & FACSIMILE (202-942-9527)

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Sara W. Dunton and Rolaine S. Bancroft

Re:	Universal Truckload Services, Inc. Registration Statement on Form S-1, as amended (File No. 333-120510)

Ladies and Gentlemen:

     Universal Truckload Services, Inc. (the “Company”) respectfully requests, pursuant to Rule 461 of the General Rules and Regulations of the Securities Act of 1933, as amended, that the above-referenced Registration Statement on Form S-1, along with the Company’s related Registration Statement on Form 8-A (File No. 000-51142), be declared effective by the Securities and Exchange Commission (the “Commission”) at 4:30 p.m., Washington, D.C. time, on February 10, 2005, or as soon thereafter as is practicable.

     The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Universal Truckload Services, Inc.

/s/ Robert E. Sigler
Robert E. Sigler Vice President and Chief Financial Officer